July 27, 2015

VIA EDGAR

Ms. Erin Magnor Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citizens Financial Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-205766

Dear Ms. Purnell:

In connection with the above-referenced Registration Statement, we wish to advise you that prior to the requested effective time, we expect to effect the distribution of approximately 1,800 copies of the Company’s Preliminary Prospectus to be dated July 28, 2015 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time on July 28, 2015, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Aaron Packles
Name:	Aaron Packles
Title:	Managing Director

Very truly yours, Credit Suisse Securities (USA) LLC CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Arvind Sriram
Name:	Arvind Sriram
Title:	Director

Very truly yours,

Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr.
Name:	Jack D. McSpadden, Jr.
Title:	Managing Director